FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934



For the month of January, 2003

Commission File Number 333-7182-01



                                   CEZ, a. s.
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X       Form 40-F
                             ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes          No  X
                              ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Press release regarding the penalty from the Office for the Protection of Economic Competition.

Press release
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                                                                January 29, 2003


                         Penalty imposed on CEZ by UOHS

We have received a decision by the Czech Office for the Protection of Economic Competition (UOHS), whereby a CZK 7.5 mil. penalty was imposed on our company for allegedly entering into prohibited agreements with off-takers, along with a ban on the performance of such agreements. These were agreements included in some export contracts entered into by CEZ to ensure that electricity purchased with the intent to export shall, in the end, be exported.

CEZ only incorporated such clauses in some of its export contracts with the intention of preventing fraudulent re-exports. Paradoxically, there is a suspicion that electricity dispatched to the border for exportation does not reach the other side of the border, but ends up with traders in the Czech Republic. Some people have started to use the expression "light fuel electricity" to refer to such practices.

CEZ is preparing to file an appeal. We are convinced we have committed no act, which would be in conflict with applicable laws. We merely intended to ensure transparency in our export activities and prevent the fraudulent practices of others.

Ladislav Kriz, CEZ press agent




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CEZ, a. s., Duhova 2/1444, 140 53 Prague 4
Tel:  02 / 71 13 23 83
www.cez.cz, www.duhovaenergie.cz                                         pg. 1/1

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CEZ, a. s.


                                        -----------------------------------
                                                   (Registrant)
Date:  January 30, 2003
                                        By:
                                           --------------------------------
                                                  Libuse Latalova
                                            Head of Finance Administration